September 16, 2005

Mr. Robert Coale
President and Chief Executive Officer
Giant Oil & Gas Inc.
246 Stewart Green S.W., Suite 4010
Calgary, Alberta, Canada, T3H 3C8

      Re:	Giant Oil & Gas Inc.
      	Amendment No. 1 to Registration Statement on Form F-1
      Filed September 7, 2005
      File No. 333-125381

Dear Mr. Coale:

      We have reviewed your filing and response letter dated
September
5, 2005 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form F-1

General

1. We note your response to our prior comment 4.   We reissue our
comment in part. Further revise your document where necessary to emphasize your lack of any meaningful current business operations and apparent lack of meaningful future prospects. For example, at page 18 you still claim to be in the early stages of "engaging in the exploration and development of oil and gas properties," which appears to overstate the status of your business at this point in time. Also explain in further detail why you believe Rule 419 does not apply to your situation. We may have additional comments.

2. Please update your financial statements as needed.

3. Please update your independent auditors` consents.


Capitalization, page 18

4. We restate prior comment 13.

Security Ownership of Certain Beneficial Owners and Management,
page
29

5. We have reviewed your response to prior comment number 20 and do not believe you have addressed our comment. We note your disclosure on page 52 that you issued shares to your executive officers, Robert
Coale and Donald Neal, for $0.0001 per share on May 7, 2004, and then issued shares in a private placement for $0.01 per share for cash on
May 20, 2004. As previously requested, please explain why the fair value of the shares issued to your executive officers did not result in compensation costs.

6. We have reviewed your response to prior comment number 29 and do not believe you have fully addressed our comment. As previously requested, please explain the exact terms of your right to repurchase the common shares that you issued to your executives. Indicate whether or not there are provisions whereby you are required to repurchase the common stock, such as, but not limited to the termination of their employment or the requirement to reach certain performance goals. We may have further comment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Regina Balderas at (202) 551-3722 or Jill
Davis,
Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.


							Sincerely,



							H. Roger Schwall
							Assistant Director


cc:	R. Balderas
	J. Davis
      J. Wynn
      T. Levenberg
      S. Min

      via facsimile

      David Lubin, Esq.
      David Lubin & Associates
            (516) 569-5053

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Mr. Robert Coale
Giant Oil & Gas Inc.
September 16, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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